Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Satcon Technology Corporation and subsidiaries of the report of Caturano and Company, P.C. (whose name has since been changed to Caturano and Company, Inc.) dated March 11, 2010 relating to the consolidated financial statements and financial statement schedule for the year ended December 31, 2009 of Satcon Technology Corporation and its subsidiaries, which appears in the Annual Report on Form 10-K of Satcon Technology Corporation and its subsidiaries for the year ended December 31, 2011. We also consent to the reference to our firm under the caption “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Caturano and Company, Inc.

Boston, Massachusetts
April  6, 2012